Exhibit 11

Western Pennsylvania Adventure Capital Fund, LLC

Schedule of Computation of Earnings Per Unit

For the Periods

	April 1, 2009 through June 30, 2009	January 1, 2009 through June 30, 2009
	(unaudited)	(unaudited)
Net Income (Loss)	$(122,100)	$(140,863)

Weighted Average Number of Units Outstanding	4,222,870	4,222,870

Earnings (Loss) per Unit	$(0.03)	$(0.03)

	April 1, 2008 through June 30, 2008	January 1, 2008 through June 30, 2008
	(unaudited)	(unaudited)
Net Income (Loss)	$(21,799)	$(30,514)

Weighted Average Number of Units Outstanding	4,222,870	4,222,870

Earnings (Loss) per Unit	$(0.00)	$(0.01)